UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

NVR, Inc.
(Name of Issuer)

Common Stock ($0.01 par value)
(Title of Class of Securities)

62944T105
(CUSIP Number)

December 31, 2013
(Date of event which requires filing of this statement)

Check the appropriate box to designate the rule pursuant to which this Schedule 13G is filed:

☐ Rule 13d-1(b)
☒ Rule 13d-1(c)
☐ Rule 13d-1(d)

______________________________
*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 62944T105	SCHEDULE 13G	Page 2 of 8

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Merchants’ Gate Capital LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER -0-
	6	SHARED VOTING POWER 150,976
	7	SOLE DISPOSITIVE POWER -0-
	8	SHARED DISPOSITIVE POWER 150,976
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 150,976
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 3.3%
12	TYPE OF REPORTING PERSON PN, IA

CUSIP No. 62944T105	SCHEDULE 13G	Page 3 of 8

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Merchants’ Gate Capital GP LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER -0-
	6	SHARED VOTING POWER 150,976
	7	SOLE DISPOSITIVE POWER -0-
	8	SHARED DISPOSITIVE POWER 150,976
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 150,976
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 3.3%
12	TYPE OF REPORTING PERSON OO

CUSIP No. 62944T105	SCHEDULE 13G	Page 4 of 8

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Mr. Jason Capello
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Canada
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER -0-
	6	SHARED VOTING POWER 150,976
	7	SOLE DISPOSITIVE POWER -0-
	8	SHARED DISPOSITIVE POWER 150,976
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 150,976
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 3.3%
12	TYPE OF REPORTING PERSON IN

CUSIP No. 62944T105	SCHEDULE 13G	Page 5 of 8

Item 1 (a).	NAME OF ISSUER:

The name of the issuer is NVR, Inc. (the “Company”).

Item 1(b).	ADDRESS OF ISSUER’S PRINCIPAL EXECUTIVE OFFICES:

The Company’s principal executive office is located at 11700 Plaza America Drive, Suite 500, Reston, VA 20190.

Item 2(a).	NAME OF PERSON FILING:

This statement is filed by:

(i)
Merchants’ Gate Capital LP, a Delaware limited partnership (the “Investment Manager”), which serves as the investment manager to, and may be deemed to have beneficial ownership over the securities held by, Merchants’ Gate Offshore Limited Partnership, a Cayman Islands limited partnership (the “Offshore Master”) and Merchants’ Gate Onshore Fund LP, a Delaware limited partnership (the “Onshore Fund”) with respect to the shares of Common Stock directly held by the Offshore Master and the Onshore Fund;

(ii)
Merchants’ Gate Capital GP LLC, a Delaware limited liability company (the “General Partner”), which serves as the general partner to the Investment Manager. As such, it may be deemed to control the Investment Manager and therefore it may be deemed to have beneficial ownership with respect to the shares of Common Stock directly owned by the Offshore Master and the Onshore Fund;

(iii)
Mr. Jason Capello (“Mr. Capello”) who is the Senior Managing Member of the Investment Manager and the General Partner.  As such, Mr. Capello may be deemed to control the Investment Manager and the General Partner and may be deemed to have beneficial ownership with respect to the shares of Common Stock directly owned by the Offshore Master and the Onshore Fund.

The Investment Manager, the General Partner and Mr. Capello are hereinafter sometimes collectively referred to as the “Reporting Persons.”  Any disclosures herein with respect to persons other than the Reporting Persons are made on information and belief after making inquiry to the appropriate party.

CUSIP No. 62944T105	SCHEDULE 13G	Page 6 of 8

Item 2(b).	ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:

The address of the business office of each of the Reporting Persons is 712 Fifth Avenue, New York, New York 10019.

Item 2(c).	CITIZENSHIP:

The Investment Manager and the General Partner are organized under the laws of the State of Delaware. Mr. Capello is a citizen of Canada.

Item 2(d).	TITLE OF CLASS OF SECURITIES:

Common Stock ($0.01 par value) (the “Common Stock”).

Item 2(e).	CUSIP NUMBER:

62944T105

Item 3.	IF THIS STATEMENT IS FILED PURSUANT TO §§240.13D-1(B) OR 240.13D-2(B) OR (C), CHECK WHETHER THE PERSON FILING IS A:

(a)	☐	Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78o)
(b)	☐	Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c)
(c)	☐	Insurance company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c)
(d)	☐	Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8)
(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E)
(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
(g)	☐	A Parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);
(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813)
(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3)
(j)	☐	A non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J);
(k)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

CUSIP No. 62944T105	SCHEDULE 13G	Page 7 of 8

Item 4.	OWNERSHIP.

A.	The Investment Manager
	(a)	Amount beneficially owned: 150,976
	(b)	Percent of class: 3.3%.

The percentages used in this Item 4 and elsewhere in this Schedule 13G/A are calculated based upon the 4,548,037 outstanding shares of Common Stock reported in the Company's Form 10-Q filed on November 1, 2013.

	(c)	Number of shares as to which such person has:
		(i)	Sole power to vote or direct the vote: -0-
		(ii)	Shared power to vote or direct the vote: 150,976
		(iii)	Sole power to dispose or direct the disposition: -0-
		(iv)	Shared power to dispose or direct the disposition of: 150,976

B.	The General Partner
	(a)	Amount beneficially owned: 150,976
	(b)	Percent of class: 3.3%.
	(c)	Number of shares as to which such person has:
		(i)	Sole power to vote or direct the vote: -0-
		(ii)	Shared power to vote or direct the vote: 150,976
		(iii)	Sole power to dispose or direct the disposition: -0-
		(iv)	Shared power to dispose or direct the disposition of: 150,976

C.	Mr. Capello
	(a)	Amount beneficially owned: 150,976
	(b)	Percent of class: 3.3%.
	(c)	Number of shares as to which such person has:
		(i)	Sole power to vote or direct the vote: -0-
		(ii)	Shared power to vote or direct the vote: 150,976
		(iii)	Sole power to dispose or direct the disposition: -0-
		(iv)	Shared power to dispose or direct the disposition of: 150,976

Item 5.	OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

Each of the Reporting Persons has ceased to be a beneficial owner of shares of Common Stock of the Company.

Item 6.	OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

Not applicable.

Item 7.	IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

Not applicable.

Item 8.	IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

See Item 2.

Item 9.	NOTICE OF DISSOLUTION OF GROUP.

Not applicable.

Item 10.	CERTIFICATION.

Each of the Reporting Persons hereby makes the following certification:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. 62944T105	SCHEDULE 13G	Page 8 of 8

SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DATED:  February 13, 2014

/s/ Jason Capello
Jason Capello
Individually, and as Senior Managing
Member of Merchants’ Gate Capital LP
and Merchants’ Gate Capital GP LLC